                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            ----------------------
                                 SCHEDULE 13D
                            ----------------------

                   Under the Securities Exchange Act of 1934

                              (AMENDMENT  NO. 2)

                         MORRISON KNUDSEN CORPORATION
                (FORMERLY WASHINGTON CONSTRUCTION GROUP, INC.)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   61844A109
                                (CUSIP Number)

                              William W. Chandler
                             CS First Boston, Inc.
                             Eleven Madison Avenue
                              New York, NY 10010
                                (212) 325-3498
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                March 31, 1999
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following Box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D
---------------------                                   ---------------------
 CUSIP NO. 61844A109                                       PAGE 2 OF 7 PAGES
---------------------                                   ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1 Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2853402


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,349,432
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,349,432

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,349,432

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       2.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      BK, HC, CO
------------------------------------------------------------------------------

------------------                                           ------------------
CUSIP No. 6184A109            Schedule 13D                   Page 3 of 7 Pages
------------------                                           ------------------

                        AMENDMENT NO. 2 TO SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 2 to the Schedule 13D filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and certain of its consolidated subsidiaries, including Credit Suisse First Boston Securities Corporation ("CSFBSC") and Credit Suisse First Boston, Inc. ("CSFBI"), as amended on November 1, 1996 (the "Schedule 13D"), relates to the common stock, $0.01 par value (the "Common Stock") of Morrison Knudsen Corporation, a Delaware corporation ("MKC"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

          This Amendment No. 2 reflects certain organizational changes with respect to the Bank and its consolidated subsidiaries, including CSFBSC and CSFBI and the transfer in the ordinary course of business by Credit Suisse First Boston Corporation, a Massachusetts corporation ("CSFBC") to J.H. Whitney Market Value Fund, L.P., of the beneficial ownership of 1,325,153 of Common Stock (the "CSFBC Holdings").

          Unless this Amendment No. 2 otherwise indicates that an Item or a portion thereof is restated, the following amendments represent additions to the information previously reported.

ITEM 2.   IDENTITY AND BACKGROUND

          (a-c,f) This Amendment No. 2 to Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located and Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

          Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (as amended, the "34 Act") and an indirect majority owned subsidiary of the Bank, directly beneficially owns the securities reported herein. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. CSFBC is a wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The Bank owns a majority of the voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI, and the owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is:
Paradeplatz 8, Post Fach 1, CH-8070, Zurich, Switzerland.

          CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement on Schedule 13D. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

          The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CSFB business unit and of CSFBC, are set forth on Schedule I and Schedule II, respectively, each of which is incorporated herein by reference.

          (d-e) None of the Reporting Person, the Bank, CSFBC or any of the executive officers or directors of such persons listed on Schedules I or II during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:

          On March 31, 1999, in the ordinary course of business, CSFBC sold to J.H. Whitney Market Value Fund, L.P. beneficial ownership of 1,325,153 shares of Common Stock, constituting a portion of the CSFBC Holdings.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

          CSFBC sold beneficial ownership of 1,325,153 shares of Common Stock in the manner described in Item 3 as amended and supplemented above. Except as described below, the Reporting Person has no plans or proposals that would result in (1) the acquisition by any person of additional securities of MKC or the disposition of securities of MKC; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of MKC or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of MKC or any of its subsidiaries; (4) any change in the present board of directors or management of MKC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (5) any material change in the present capitalization or dividend policy of MKC; (6) any other material change in the business or corporate structure of MKC; (7) changes in charter, by-laws or instruments corresponding thereto of MKC, or other actions which may impede the acquisition of control of MKC by any person;
(8) any class of securities of MKC being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) any class of equity securities of MKC becoming eligible for termination of registration pursuant to
Section 12 (g) (4) of the Exchange Act; or (10) any action similar to any of those enumerated above. The Reporting Person, however, reserves the right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment including, among other things, from time to time increasing or decreasing the number of shares of Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Person intends to review its investment in MKC on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting MKC, the general business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in MKC.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and Item 5 (b) are hereby amended, supplemented and restated as follows:

          (a) As of the filing date, CSFBC beneficially owned 2,796,985 shares of Common Stock, which constitute 5.2% of the shares of Common Stock outstanding as reported in MKC's most recent current report containing such information. As of March 31, 1999, after giving effect to CSFBC's sale of 1,325,153 shares to J.H. Whitney Market Value Fund, L.P., CSFBC owned 1,349,432 shares of Common Stock, which constitute approximately 2.5% of the shares of Common Stock outstanding as reported in MKC's most recent current report containing such information.

          (b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,349,432 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 1,349,432 shares of Common Stock.

Item 5(c) is hereby amended and supplemented as follows:

          (c) On March 31, 1999, CSFBC sold beneficial ownership of 1,325,153 shares of Common Stock to J.H. Whitney Market Value Fund, L.P. for an aggregate purchase price of $13,499,996.19.

          Other than the transactions described above, since the filing of the
Schedule 13D, the Reporting Person and/or its subsidiaries have bought and/or sold the following shares of Common Stock at the following prices, in each case in open-market transactions:

                                                Number of Shares
Date               CS First Boston Entity    Bought (B)/Sold (S)  Price Per Share
--------           ----------------------    -------------------  --------------------
10/29/96                    CSFBC                        200 (S)           $ 8.62
3/3/97                      CSFBC                        200 (S)           $10.00
6/27/97                     CSFBC                      1,000 (B)           $13.12
5/1/98                      CSFBC                        222 (S)           $11.93
9/18/98                     CSFBC                      9,800 (B)           $10.21
10/21/98                    CSFBC                      4,200 (S)           $ 9.50
10/22/98                    CSFBC                     10,000 (S)           $ 9.71
10/23/98                    CSFBC                     25,400 (S)           $ 9.81
10/27/98                    CSFBC                     10,000 (S)           $ 9.90
10/28/98                    CSFBC                     20,000 (S)           $10.02
10/29/98                    CSFBC                     15,900 (S)           $ 9.94
10/30/98                    CSFBC                     10,000 (S)           $ 9.91
11/04/98                    CSFBC                     10,900 (S)           $10.60
11/04/98                    CSFBC                     10,900 (S)           $10.60
1/4/99                      CSFBC                     24,600 (S)           $10.69
2/3/99                      CSFBC                      1,000 (S)           $10.69
2/4/99                      CSFBC                      1,000 (S)           $10.68
4/5/99                      CSFBC                        400 (B)           $10.31
4/27/99                     CSFBC                      7,400 (B)           $10.70


          The transaction by CSFBC was in connection with program trading in baskets of securities which include the Common Stock.

          Except as described above, the Reporting Person has not effected any transactions relating to the Common Stock during the past sixty days. To the knowledge of the Reporting Person, none of the executive officers or directors of CSFBI, CSFBSC or CSFBC listed in Schedule I or Schedule II hereto has effected any transaction relating to the Common Stock since the filing of the
Schedule 13D.

Item 5 (e) is hereby amended, supplemented and restated as follows:

          (e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on March 31, 1999.

ITEM 6 is hereby amended and supplemented as follows:

          Except as described in Item 6 of the Schedule 13D and Item 5 (c) as amended and supplemented in Amendment No. 1 and this Amendment No. 2, neither the Reporting Person nor CSFBC has any contract, arrangement, understanding or relationship with any other person with respect to any security of MKC.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 is not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:    May 17, 1999
                              CREDIT SUISSE FIRST BOSTON CORPORATION

                              By:   /s/ William W. Chandler
                              Name: William W. Chandler
                              Title: Director